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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.3)*

                               SEQUA CORPORATION
                               (Name of Issuer)

                      Class A Common Stock, no par value
                        (Title of Class of Securities)

                                   81732 010
                                (CUSIP Number)

                            Mr. Norman E. Alexander
                             c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
 (Name, Address and Telephone Number of Person Authorized to Received Notices
                              and Communications)

                                March 13, 1996
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box /__/.


         Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Norman E. Alexander
                  S.S. ####-##-####

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  x
                                                                        ---
                                                                    (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                                    7)      SOLE VOTING POWER
                                            2,227,207
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          2,227,207
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,227,207

12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  34.1%

14)     TYPE OF REPORTING PERSON*
                  IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                 SCHEDULE 13D

CUSIP No. 81732 010

1)       NAME OF REPORTING PERSON
         S.S.# OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Forfed Corporation
                  I.R.S. Id.  No.  13-0714303

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  x
                                                                        ---
                                                                    (b) ---

3)       SEC USE ONLY

4)       SOURCE OF FUNDS*
                  WC

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


                                    7)      SOLE VOTING POWER
                                            1,743,143
         NUMBER OF
         SHARES                     8)      SHARED VOTING POWER
         BENEFICIALLY                       None
         OWNED BY
         EACH                       9)      SOLE DISPOSITIVE POWER
         REPORTING                          1,743,143
         PERSON WITH
                                   10)      SHARED DISPOSITIVE POWER
                                            None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,743,143

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.7%

14)      TYPE OF REPORTING PERSON*
                  CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

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                  The Schedule 13D Statement previously filed with the
Securities and Exchange Commission by Norman E. Alexander and certain corporations directly or indirectly wholly-owned by Mr. Alexander (the "Corporations") with respect to Sequa Corporation Class A Common Stock (the "Shares") is amended by the following information.

Item 3. Source and Amount of Funds or Other Consideration

                  The source of the funds used in making the purchase described in Item 5 was the working capital of Forfed, and the amount used was $3,561,630.

Item 4. Purpose of Transaction

                  The purpose of the purchase described in Item 5 was to reinforce Mr. Alexander's controlling interest in Sequa Corporation.

Item 5. Interest in Securities of the Issuer

                  (a) As of the date of this filing Mr. Alexander individually and through the Corporations beneficially owns an aggregate of 2,227,207 Shares, which is approximately 34.1% of the Shares outstanding. Forfed owns 1,743,143 Shares, which is approximately 26.7% of the Shares outstanding.

                  (c) On March 13, 1996 Forfed purchased 104,600 Shares on the New York Stock Exchange at $34.00 per Share, plus a $.05 per Share commission, for a total cost of $3,561,630.

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                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FIFTY BROAD STREET, INC.
                                       FORFED CORPORATION
                                       42 NEW STREET, INC.
                                       YOUANDI CORPORATION
                                       GALLEON SYNDICATE CORPORATION


                                       /s/ Norman E. Alexander
                                       -----------------------
                                       Norman E. Alexander
                                       Individually and on behalf of
                                       the above-named Corporations as
                                       President or Chairman

March 15, 1996